Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-8

Quest Resource Holding Corporation

Table 1: Newly Registered Securities

Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Equity	Common Stock, par value $0.001 per share	(1)	Other	600,000	$1.25	$750,000.00	0.0001381	$103.57

Total Offering Amounts:						$750,000.00		103.57
Total Fee Offsets:								0.00
Net Fee Due:								$103.57

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Offering Note(s)

(1)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(h), the price is based on the average of the high and low price of registrant’s common stock on August 5, 2026 as quoted on the Nasdaq Capital Market.